Unaudited Interim Condensed Consolidated Financial Statements

AGI Inc

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION To the Management and Shareholders of AGI Inc Introduction We have reviewed the accompanying interim condensed consolidated financial statements of AGI Inc (the “Company”) as at March 31, 2026, which comprise the interim consolidated statement of financial position as at March 31, 2026 and the related interim consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three months period then ended and explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). São Paulo, May 05, 2026 ERNST & YOUNG Auditores Independentes S/S Ltda.

Index to Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Consolidated Statement of Financial Position	3
Unaudited Interim Consolidated Statement of Profit or Loss	4
Unaudited Consolidated Statement of Comprehensive Income	5
Unaudited Consolidated Statement of Changes in Equity	6
Unaudited Consolidated Statement of Cash Flows	7
1. General Information	8
1.1 Initial Public Offering (“IPO”)	8
1.2 Corporate Reorganization and Capital Restructuring	9
2. Basis of preparation	9
3. Summary of significant accounting policies	12
4. Significant accounting judgements, estimates and assumptions	12
5. Cash and Cash Equivalents	13
6. Financial Instruments	13
6.1 Financial assets measured at fair value through profit or loss (FVTPL)	13
6.2 Financial Assets Measured at Amortized Cost	16
6.3 Allowance for Expected Credit Losses expense in the income statement	20
6.4 Financial Liabilities Measured at Amortized Cost	24
6.5 Derivative Financial Instruments – Hedge	26
7. Income Taxes, Social Contribution and Other Taxes	33
8. Property and Equipment	35
9. Intangible Assets	37
10. Leases	38
11. Other Assets	40
12. Provision for contingencies	40
13. Other Liabilities	42
14. Obligations related to credit assignments	42
15. Equity	43
16. Net Interest Income	47
17. Operating Expenses and other Revenues	47
18. Other income (expenses), net	49
19. Related parties	49
20. Non-cash items	50
21. Sensitivity analysis	51
22. Capital Management	54
23. Risk Management and Financial Instruments	55
24. Subsequent Events	57

Unaudited Interim Consolidated Statement of Financial Position

As of March 31, 2026 and December 31, 2025

Assets	Note	March 31, 2026	December 31, 2025
Cash and balances with banks	5	1,002,419	327,293
Financial assets		46,012,753	44,360,860
At fair value through profit or loss	6.1	2,115,403	3,102,639
At amortized cost	6.2	43,897,350	41,258,221
Securities		4,054,272	2,474,971
Debentures		5,892,739	5,681,078
Compulsory deposits with the Brazilian Central Bank		567,905	660,772
Loans to customers		35,498,518	34,855,041
(-) Allowance for expected credit loss	6.3	(2,116,084)	(2,413,641)
Deferred tax assets	7	1,447,568	1,447,319
Property and equipment	8	95,084	92,413
Intangible assets	9	223,864	182,205
Right-of-use assets	10	197,979	211,697
Other assets	11	1,213,715	1,115,565

Total assets		50,193,382	47,737,352

Liabilities
Financial liabilities at amortized cost	6.4	33,240,762	31,779,084
Demand deposits and Time deposits		21,797,927	20,850,682
Funds from acceptances and issuance of securities		6,399,881	6,170,529
Debt issued and other borrowed funds		890,613	759,339
Loans and borrowing		781,732	747,088
Debentures (from Repurchase Agreements)		3,370,609	3,251,446
Derivatives	6.5	112,166	115,077
Provision for contingencies	12	295,597	310,343
Other liabilities	13	948,609	1,330,741
Obligations related to credit assignments	14	10,474,341	10,397,345
Lease liabilities	10	233,934	248,280
Deferred tax liabilities	7	232,983	382,874

Total liabilities		45,538,392	44,563,744

Equity
Share capital		40	2,622,165
Share Premium reserve		3,941,840	-
Treasury shares		(16,965)	(1,297)
Reserves		547,014	544,194
Retained earnings		186,535	11,825
Other comprehensive income		(3,474)	(3,279)

Total equity	15	4,654,990	3,173,608

Total liabilities and equity		50,193,382	47,737,352

3

Unaudited Interim Consolidated Statement of Profit or Loss

For the period ended March 31, 2026 and 2025

	Note	March 31, 2026	March 31, 2025
Interest income using the effective interest method	16	2,710,119	2,065,110
Interest expense using the effective interest method	16	(1,627,311)	(950,086)
Net interest income		1,082,808	1,115,024
Gain on financial assets at fair value through profit or loss		185,748	43,872
Commissions, banking fees and other revenues from services	17.a	100,715	315,895
Operating income		1,369,271	1,474,791
(-) Expected credit losses	6.3	(498,981)	(361,454)
Personnel expenses	17.c	(90,570)	(87,569)
Selling, general and administrative expenses	17.b	(381,830)	(317,829)
Tax expenses	17.d	(111,046)	(147,860)
Depreciation and amortization		(53,687)	(46,929)
Operating expenses		(1,136,114)	(961,641)
Net operating income		233,157	513,150
Other income (expenses), net	18	(17,085)	(1,480)
Income before income tax and social contribution		216,072	511,670
Current income tax and social contribution	7	(179,683)	(234,109)
Deferred income tax and social contribution	7	150,146	78,908
Net income for the period		186,535	356,469
Attributable to the owners of the parent		186,535	349,983
Attributable to non-controlling interests		-	6,486

Basic and diluted earnings per share – R$
Common shares	15	1.39	2.78

4

Unaudited Interim Consolidated Statement of Comprehensive Income

For the period ended March 31, 2026 and 2025

	March 31, 2026	March 31, 2025
Net income for the period	186,535	356,469
Items that may be reclassified to profit or loss
Fair value changes in cash flow hedges	(355)	(68,211)
(-) Tax effect	160	30,695
Subtotal	(195)	(37,516)
Total comprehensive income	186,340	318,952

Comprehensive income attributable to the equity owners of the parent.	186,340	312,466
Comprehensive income attributable to non-controlling interests	-	6,486

5

Unaudited Interim Consolidated Statement of Changes in Equity

For the period ended March 31, 2026 and 2025

	Share capital	Share Premium Reserve	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity
Balances as of December 31, 2024	1,673,000	-	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714
Net income for the period	-	-	-	-	349,983	-	349,983	6,486	356,469
Cash flow hedge, net	-	-	-	-	-	(37,516)	(37,516)	-	(37,516)
Capital increase	87,566	-	-	380,000	(382,800)	-	84,766	(17,200)	67,566
Usufruct dividends	-	-	-	-	(17,479)	-	(17,479)	-	(17,479)
Treasury shares	-	-	1,157	(344)	-	-	813	-	813
Acquisition of Control	-	-	-	-	104,475	-	104,475	(104,475)	-
		-
Balances as of March 31, 2025	1,760,566	-	-	967,326	106,905	12,336	2,847,133	(566)	2,846,567

Balances as of December 31, 2025	2,622,165	-	(1,297)	544,194	11,825	(3,279)	3,173,608	-	3,173,608
Capital restructuring	(2,622,130)	2,829,584	1,297	2,820	(11,825)	-	199,746	-	199,746
Issuance of common shares – Series A	5	1,239,643	-	-	-	-	1,239,648	-	1,239,648
Transactions costs from IPO	-	(127,387)	-	-	-	-	(127,387)	-	(127,387)
Net income for the period	-	-	-	-	186,535	-	186,535	-	186,535
Cash flow hedge, net	-	-	-	-	-	(195)	(195)	-	(195)
Purchase of Treasury shares	-	-	(16,965)	-	-	-	(16,965)	-	(16,965)
Balances as of March 31, 2026	40	3,941,840	(16,965)	547,014	186,535	(3,474)	4,654,990	-	4,654,990

6

Unaudited Interim Consolidated Statement of Cash Flows

For the period ended March 31, 2026 and 2025

	March 31, 2026	March 31, 2025
Net income	186,535	356,469
Expected credit losses	498,981	361,454
Depreciation and amortization	53,687	46,929
Provision for contingences	41,907	77,936
Income tax expenses	29,537	155,201
Interest on leases	7,417	7,551
Results on disposal of property and equipment and intangible assets	7,130	7,587
Interest expense on loans and borrowings	24,083	11,567

Net changes in operating assets and liabilities
Increase in financial assets measured at fair value through other comprehensive income	-	14,394
(Increase) / decrease in financial assets measured at fair value through profit or loss	1,127,612	(599,324)
(Increase) in financial assets measured at amortized cost	(2,638,775)	(3,536,091)
(Increase)/ decrease in other assets	51,748	(153,562)
Increase in demand deposits	110,737	47,118
Increase in debt issued and other borrowed funds	141,556	12,156
(Decrease)in other liabilities	(190,783)	(51,333)
(Increase) / decrease in obligations related to credit assignments	76,996	(688,325)
Decrease in provisions for contingencies	(56,653)	(44,335)
Increase in time customer deposits	836,508	2,811,381
Increase in interbank market funds	229,352	1,138,146
Increase/(decrease) in derivative instruments	(143,287)	150,834
Income tax and social contribution paid	(364,986)	(163,438)

Net cash flows(used in) operating activities	29,302	(37,685)

Investment activities
Purchase of property and equipment	(15,841)	(11,336)
Purchase of intangible assets	(73,848)	(39,843)
Net cash used in investing activities	(89,689)	(51,179)

Financing Activities
Issuance of shares under IPO	1,239,648	-
Transactions costs from IPO	(89,684)	-
Purchase of treasury shares	(11,055)	-
Decrease in borrowings	(97,995)	(46,117)
Loan proceeds	422,262	-
Payment of borrowings	(204,826)	-
Payment of lease liabilities	(23,502)	(20,431)
Payment of usufruct dividends	-	(101,017)

Net cash flows from (used in) financing activities	1,234,848	(167,565)

Increase/(Decrease) in cash and cash equivalents	1,174,461	(256,429)

Cash and cash equivalents at the beginning of the period	853,279	1,405,410
Cash and cash equivalents at the end of the period	2,027,740	1,148,981
Increase / (decrease) in cash and cash equivalents	1,174,461	(256,429)

7

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	General Information

AGI Inc (the “Company” or “Group”, when taken together with its subsidiaries) is a Cayman Islands holding company, incorporated on September 2, 2021. On February 11, 2026, as part of a corporate reorganization carried out in connection with the Company’s international listing process, the shares of Agi Financial Holding S.A. were contributed to AGI Inc, which became the direct controlling shareholder of Agi Financial Holding S.A. AGI Inc has control of 100% of the shares of Agi Financial Holding S.A., which in turn holds 100% of the shares of Banco Agibank S.A.

The Group aims to provide a broad financial services platform, including personal credit, payroll loans, credit card and payroll credit card operations, as well as demand and time deposits, investments, insurance, among others.

The issuance of these financial statements was authorized by the Executive Board on May 5, 2026.

(a)	Banco Agibank S.A. (“Bank”):

The Company’s indirectly held subsidiary, Banco Agibank S.A. ("Agibank" or the "Bank") was established following the transfer of control of Banco Gerador S.A. from its former shareholders to its then-parent company, Agipar Holding S.A., under a purchase and sale agreement and other covenants signed on May 2, 2016. The transaction was approved by the Central Bank of Brazil (BACEN), along with the Bank’s business continuity plan, on July 26, 2016.

On August 16, 2016, Banco Gerador S.A. was renamed Banco Agiplan S.A. Subsequently, on January 10, 2018, the name was changed to Banco Agibank S.A., with BACEN’s approval granted on January 24, 2018.

Agibank operates as a commercial bank, offering personal credit, payroll loans, credit cards, and payroll credit cards, as well as raising demand and time deposits. Since April 5, 2021, the Bank’s headquarters have been located at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building 12 E-1, Industrial District, Campinas, São Paulo.

(b)	Agibank Management Ltd. “Agi Asset”:

In March 2026, Agibank launched Agibank Asset Management Ltd. (“Agi Asset”), a new business vertical focused on asset management and private credit products. The initiative marks the beginning of the Bank’s expansion into wholesale banking activities, leveraging its credit expertise to structure Credit Rights Investment Funds (FIDCs) and to facilitate companies’ access to the capital markets.

1.1	Initial Public Offering (“IPO”)

On February, 2026, AGI Inc completed its Initial Public Offering (IPO). A total of 20,000,000 Class A common shares were offered by the Company.

8

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

The initial public offering price was US$12.00 per Class A common share, for gross proceeds of US$240,0 million. The Company received net proceeds of US$ 226,7 million (or R$ 1,239,6 million), after deducting US$ 13,3 million (or R$ 68,7 million) in underwriting discounts and commissions and US$ 11,3 million (or R$ 58,7 million) of other offering expenses

The Class A common shares were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-292720), which was declared effective by the Securities and Exchange Commission in February, 2026. The common shares have been traded on the New York Stock Exchange (NYSE) since February 11, 2026, under the symbol "AGBK".

In connection with the corporate reorganization completed on February 11, 2026, the financial statements of AGI Inc were prepared using the predecessor basis of accounting.

1.2	Corporate Reorganization and Capital Restructuring

In connection with the corporate reorganization completed on February 11, 2026, in which AGI Inc became the direct controlling shareholder of Agi Financial Holding S.A., the Group’s equity structure was reorganized to reflect the share capital structure of AGI Inc. As the financial statements are prepared using the predecessor basis of accounting, the historical equity balances of Agi Financial Holding S.A. were reclassified within equity.

As part of this process, the historical share capital of Agi Financial Holding S.A. was adjusted to reflect the par value structure of AGI Inc’s shares. This resulted in a transfer of share capital of R$ 2,622,165. Historical balances of reserves, retained earnings and other comprehensive income of Agi Financial Holding S.A., including retained earnings of R$ 11,825 as of December 31, 2025, were reclassified within equity as part of the new capital structure.

Additionally, treasury shares previously recognized at the level of Agi Financial Holding S.A. were derecognized and replaced by the treasury shares position of AGI Inc, resulting in a net movement of R$ 1,297 thousand in treasury shares. These adjustments represent equity reclassifications associated with the corporate reorganization and had no impact on the Group’s total shareholders’ equity.

2.	Basis of preparation

The unaudited interim condensed consolidated financial statements were prepared in, accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"),

The preparation of the financial statements, in accordance with IFRS Accounting Standards, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, costs and expenses. Current results could differ from the estimates. The use of judgments or estimates relevant to the financial statements are presented in each note below.

The accounting policies and criteria adopted in the preparation of the consolidated financial statements as of March 31, 2026 and for the period ended March 31, 2026 and 2025 are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

9

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2025, except for the adoption of new standards effective as of 1 January 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

•	Clarifications of the requirements for recognition and derecognition of financial assets and financial liabilities. In particular, a financial liability is derecognised on the ‘settlement date’ and an accounting policy choice is introduced (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date
•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
•	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The amendments had no impact on the Group’s interim condensed financial statements.

Annual Improvements to IFRS accounting Standards – Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments had no impact on the Group’s interim condensed financial statements.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity, and they:

•	Clarify the application of the ‘own-use’ requirements for in-scope contracts
•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments had no impact on Group’s interim condensed financial statements.

10

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Corporate reorganization

These condensed and consolidated financial statements have been prepared on a predecessor basis, reflecting the results and financial position of Agi Financial Holding S.A. as if they had always been part of AGI Inc, given that AGI Inc was established solely as a holding company and currently holds 100% of the share capital of Agi Financial Holding S.A. Accordingly, AGI Inc is considered, in substance, a continuation of the existing holding structure for all periods presented.

These interim condensed consolidated financial statements include the following companies, headquartered in Brazil:

Subsidiaries	March, 31 2026	December, 31 2025
Banco Agibank S.A.	100.00%	100.00%
Agi Financeira S.A. – Sociedade De Crédito, Financiamento E Investimento	100.00%	100.00%
Agibank Corretora de Seguros Sociedade Simples Ltda.	100.00%	100.00%
Telecontato Call Center e Telemarketing Ltda.	100.00%	100.00%
Hypeflame Tecnologia e Big Data Ltda.	100.00%	100.00%
Soldi Promotora de Vendas Ltda.	100.00%	100.00%
Promil Promotora de Vendas Ltda.	100.00%	100.00%
Agiplan Serviços de Cobrança Ltda.	100.00%	100.00%
Neo Núcleo de Excelência Operacional Ltda.	100.00%	100.00%
Agi Marketplace Ltda.	100.00%	100.00%
A House Agência de Publicidade Ltda.	100.00%	100.00%
Agi Corretora de Seguros Digital Ltda.	100.00%	100.00%
Agi Financial Holding S.A.	100.00%	2,68%
Fundo de Investimento em Direitos Creditórios Agibank I (“FIDC”)	15.45%	15.45%
Agibank Asset Management Ltda.	100.00%	100.00%

In the interim condensed consolidation process, all balances and transactions among the entities under common control, including intercompany transactions and balances of their respective subsidiaries, have been eliminated to present a single set of financial statements as if they were a single economic entity.

(a)	Functional and presentation currency

The financial statements are presented in thousands of Brazilian reais (R$ - BRL), rounded to the nearest thousand, which is the Group’s functional currency.

(b)	Segment Reporting

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. The Bank provides a standardized set of financial products and services exclusively to individuals, mainly focused on credit, including digital accounts, cards, payroll and personal loans, and insurance offered through partners.

11

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

All products present similar economic characteristics, are directed to the same type of customer, use integrated distribution channels, and operate under the same regulatory environment. Consequently, the Bank does not manage its activities by business lines, customer categories, products, regions or any other segmentation for purposes of resource allocation or performance assessment.

Accordingly, operating results are monitored and presented to the Chief Operating Decision Maker on a consolidated basis.

No single customer contributed 10% or more to the Group condensed or consolidated revenue for the period ended March 31, 2026 and 2025.

Most of the Group’s assets are located in Brazil and all of the Group’s revenue is derived from customers located in Brazil.

3.	Summary of significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

4.	Significant accounting judgements, estimates and assumptions

The significant accounting judgements and estimates adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

12

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.	Cash and Cash Equivalents

Comprise cash at banks and on hand in national or foreign currency, and investments in interbank deposits, whose maturity of operations on the effective date of investment is equal to or less than 90 days and present an insignificant risk of change in fair value, being used for managing short-term commitments.

	As of
	March 31, 2026	December 31, 2025
Cash and balances with banks in local currency	843,737	326,592
Cash and balances with banks in foreign currency	158,682	701
Total cash and balances with banks	1,002,419	327,293

Interbank investments (1)	1,025,321	525,986
Total cash and cash equivalents	2,027,740	853,279

(1) Highly liquid Investments with a maturity equal to or less than 90 days readily convertible into a known amount of cash and subject to an insignificant risk of changes in fair value (see note 6.2).

6.	Financial Instruments

6.1	Financial assets measured at fair value through profit or loss (FVTPL)

Breakdown of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of
	March 31, 2026	December 31, 2025
Derivatives	390,958	250,582
Investments fund quotas(1)	10,726	13,987
Investment fund units – multi-asset	10,005	-
Investment securities - Letters of Credits (LF)	47,426	210,891
Investment securities - National Treasury Bills (LTN)	31,633	646,754
Investment securities - Financial Treasury Bills (LFT)	1,513,751	1,722,314
Investment securities - National Treasury Notes (NTN)	-	139,335
Mexican government securities - CETES	110,904	118,776
Total	2,115,403	3,102,639

(1) Refers substantially to amounts invested in the investment fund, remunerated at the DI rate (the Brazilian interbank deposit rate), where the Group holds participation units. The underlying assets of the fund comprise public and private securities and repo with high liquidity (Level 1).

13

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of March 31, 2026
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	390,958	-	390,958
Investments fund quotas	10,726	-	-	10,726
Investment fund units – multi-asset	10,005	-	-	10,005
Investment securities - Financial Bills (LF)	47,426	-	-	47,426
Investment securities - National Treasury Bills (LTN)	31,633	-	-	31,633
Investment securities - Financial Treasury Bills (LFT)	1,513,751	-	-	1,513,751
Mexican government securities - CETES	110,904	-	-	110,904
Total	1,724,445	390,958	-	2,115,403

	As of December 31, 2025
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	250,582	-	250,582
Investments fund quotas	13,987	-	-	13,987
Investment securities - Financial Bills (LF)	210,891	-	-	210,891
Investment securities - National Treasury Bills (LTN)	646,754	-	-	646,754
Investment securities - Financial Treasury Bills (LFT)	1,722,314	-	-	1,722,314
Investment securities - National Treasury Notes (NTN)	139,335	-	-	139,335
Mexican government securities - CETES	118,776	-	-	118,776
Total	2,852,057	250,582	-	3,102,639

14

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of March 31, 2026
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	390,958	-	-	-	390,958
Investments fund quotas	10,726	-	-	-	10,726
Investment fund units – multi-asset	10,005				10,005
Investment securities - Financial Bills (LF)	-	47,426	-	-	47,426
Investment securities - National Treasury Bills (LTN)	-	31,633	-	-	31,633
Investment securities - Financial Treasury Bills (LFT)	2,918	761,209	738,401	11,223	1,513,751
Mexican government securities - CETES	110,904	-	-	-	110,904
Total	525,511	840,268	738,401	11,223	2,115,403

	As of December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	250,582	-	-	-	250,582
Investments fund quotas	13,987	-	-	-	13,987
Investment securities - Financial Bills (LF)	38,742	172,149	-	-	210,891
Investment securities - National Treasury Bills (LTN)	-	-	646,754	-	646,754
Investment securities - Financial Treasury Bills (LFT)	-	186,660	1,535,654	-	1,722,314
Investment securities - National Treasury Notes (NTN)	-	-	-	139,335	139,335
Mexican government securities - CETES	-	118,776	-	-	118,776
Total	303,311	477,585	2,182,408	139,335	3,102,639

15

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.2	Financial Assets Measured at Amortized Cost

Breakdown of Financial Assets at Amortized Cost

	As of
	March 31, 2026	December 31, 2025
Held to collect contractual cash flows
Personal credit	5,953,924	6,073,632
Payroll loans	26,566,337	25,808,985
Payroll credit cards	2,433,616	2,375,184
Credit card	12,030	13,868
Others	90,922	93,449
(-) Allowance for Expected Credit Losses	(2,116,084)	(2,413,641)
Subtotal	32,940,745	31,951,477
Premium paid on the acquisition of credit portfolios	602,713	562,892
(+/-) Adjustment of credit portfolios – hedge object	(161,024)	(72,969)
Subtotal	33,382,434	32,441,400

Investment securities
Investment securities - National Treasury Notes (NTN)	7,514	2,413
Investment securities - Financial Treasury Bills (LFT)	9,609	11,311
Investments - Bearer Note(1)	413,500	-
Official Credit (ICO) – Spanish Government	1,691,556	1,511,277
Subtotal	2,122,179	1,525,001

Repurchase Agreements
Investment securities - National Treasury Notes (NTN) – Note 5	1,023,996	-
Investment securities - National Treasury Notes (LTN) – Note 5	1,325	256,000
Investment securities - Financial Treasury Bills (LFT) – Note 5	-	269,986
Subtotal	1,025,321	525,986

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	-	289,509
Investment securities - Financial Treasury Bills (LFT)	46,395	42,818
Investment securities - National Treasury Notes (NTN)	86,421	91,657
Securities Provided as Collateral – Bearer Note	773,956	-
Subtotal	906,772	423,984

Debentures	5,892,739	5,681,078
Subtotal	5,892,739	5,681,078

Compulsory deposits with the Brazilian Central Bank	567,905	660,772
Subtotal	567,905	660,772
Total	43,897,350	41,258,221

1)	An international fixed-income instrument issued in bearer form, representing a debt obligation of the issuer, subject to the contractual terms and conditions governing interest remuneration and maturity

16

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Amortized Cost

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments measured at amortized cost, other than those with carrying amounts that are reasonable approximations of fair values:

	March 31, 2026
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	7,514	-	-	7,514	7,416	-	-	7,416
Investment securities – Financial Treasury Bills (LFT)	9,609	-	-	9,609	9,631	-	-	9,631
Investments - Bearer Note	-	413,500	-	413,500	-	413,500	-	413,500
Official Credit (ICO) – Spanish Government	1,691,556	-	-	1,691,556	1,691,556	-	-	1,691,556
Subtotal	1,708,679	413,500	-	2,122,179	1,708,603	413,500	-	2,122,103

Repurchase Agreements
Investment securities - National Treasury Notes (NTN)	1,023,996	-	-	1,023,996	1,067,338	-	-	1,067,338
Investment securities - National Treasury Bills (LTN)	1,325	-	-	1,325	1,325	-	-	1,325
Subtotal	1,025,321	-	-	1,025,321	1,068,663	-	-	1,068,663

Pledged of collateral
Investment securities - Financial Treasury Bills (LFT)	46,395	-	-	46,395	46,476	-	-	46,476
Investment securities - National Treasury Notes (NTN)	86,421	-	-	86,421	85,289	-	-	85,289
Securities Provided as Collateral – Bearer Note	-	773,956	-	773,956	-	773,956	-	773,956
Subtotal	132,816	773,956	-	906,772	131,765	773,956	-	905,721

Debentures	-	-	5,892,739	5,892,739	-	-	5,892,739	5,892,739
Subtotal	-	-	5,892,739	5,892,739	-	-	5,892,739	5,892,739

Compulsory deposits with the Brazilian Central Bank	567,905	-	-	567,905	567,905	-	-	567,905
Subtotal	567,905	-	-	567,905	567,905	-	-	567,905
Total	3,434,721	1,187,456	5,892,739	10,514,916	3,476,936	1,187,456	5,892,739	10,557,131

17

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	-	-	2,413	2,344	-	-	2,344
Investment securities – Financial Treasury Bills (LFT)	11,311	-	-	11,311	11,335	-	-	11,335
Official Credit (ICO) – Spanish Government	1,511,277	-	-	1,511,277	1,511,277	-	-	1,511,277
Subtotal	1,525,001	-	-	1,525,001	1,524,956	-	-	1,524,956

Repurchase Agreements
Investment securities - National Treasury Bills (LTN)	256,000	-	-	256,000	257,708	-	-	257,708
Investment securities - Financial Treasury Bills (LFT)	269,986	-	-	269,986	270,989	-	-	270,989
Subtotal	525,986	-	-	525,986	528,697	-	-	528,697

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	-	-	289,509	289,509	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	42,818	-	-	42,818	42,818	-	-	42,818
Investment securities - National Treasury Notes (NTN)	91,657	-	-	91,657	91,657	-	-	91,657
Subtotal	423,984	-	-	423,984	423,984	-	-	423,984

Debentures	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078
Subtotal	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078

Compulsory deposits with the Brazilian Central Bank	660,772	-	-	660,772	660,772	-	-	660,772
Subtotal	660,772	-	-	660,772	660,772	-	-	660,772
Total	3,135,743	-	5,681,078	8,816,821	3,138,409	-	5,681,078	8,819,487

18

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Amortized Cost

	March 31, 2026
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,295,153	2,359,591	195,991	103,189	5,953,924
Payroll loans	4,282,254	6,767,384	6,896,932	8,619,767	26,566,337
Payroll credit card	356,205	669,650	922,125	485,636	2,433,616
Credit card	11,951	37	32	10	12,030
Investment securities - National Treasury Notes (NTN)	93,935	-	-	1,023,996	1,117,931
Official Credit (ICO) – Spanish Government	1,396,629	294,927	-	-	1,691,556
Investment securities - Financial Treasury Bills (LFT)	37,349	18,655	-	-	56,004
Investment securities - National Treasury Notes (LTN)	-	1,325	-	-	1,325
Debentures	-	1,817,091	1,953,569	2,122,079	5,892,739
Compulsory deposits with the Brazilian Central Bank	567,905	-	-	-	567,905
Investments – Bearer Note	413,500	-	-	-	413,500
Securities Provided as Collateral - Bearer Note	773,956				773,956
Others	90,922	-	-	-	90,922
Total	11,319,759	11,928,660	9,968,649	12,354,677	45,571,745

	December 31, 2025
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,200,346	2,568,374	198,904	106,008	6,073,632
Payroll loans	4,117,773	6,490,325	6,778,144	8,422,743	25,808,985
Payroll credit card	322,321	614,738	909,149	528,976	2,375,184
Credit card	13,788	37	32	11	13,868
Investment securities - National Treasury Notes (NTN)	94,070	-	-	-	94,070
Investment securities - National Treasury Bills (LTN)	256,000	-	-	-	256,000
Official Credit (ICO) – Spanish Government	1,511,277	-	-	-	1,511,277
Government Bonds – KDB – Korea Development Bank	289,509	-	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	324,115	-	-	-	324,115
Debentures	189,752	-	3,361,772	2,129,554	5,681,078
Compulsory deposits with the Brazilian Central Bank	660,772	-	-	-	660,772
Others	93,442	7	-	-	93,449
Total	11,073,165	9,673,481	11,248,001	11,187,292	43,181,939

19

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Concentration of Financial Assets Measured at Amortized Cost

	March 31, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	32,636,549	1,014,032	1,406,248	35,056,829
(-) Allowance for expected credit losses	(591,976)	(388,950)	(1,135,158)	(2,116,084)
Credit limits granted and not used¹	(3,128)	(1,279)	(255)	(4,662)
Total	32,041,445	623,803	270,835	32,936,083

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	31,663,353	1,287,563	1,414,204	34,365,120
(-) Allowance for expected credit losses	(650,597)	(552,889)	(1,210,155)	(2,413,641)
Credit limits granted and not used¹	(3,067)	(1,086)	(96)	(4,249)
Total	31,009,689	733,588	203,953	31,947,230

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

6.3	Allowance for Expected Credit Losses expense in the income statement

Allowance for expense credit losses on the Group’s loan portfolio are recognized in the income statement under “Expected Credit Losses.”. The following tables present the breakdown of expected losses by stage and product, as well as the changes in the allowance for the period ended March 31, 2026 and 2025.

(a)	Expected credit losses impact
	March 31, 2026	March, 31 2025
Expected credit losses
Change in the provision for expected credit losses	(297,145)	193,463
Recoveries	(22,272)	(11,695)
Write-offs	818,398	179,686
Total Income statement charge for the period	498,981	361,454

20

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Breakdown of provision for expected credit losses by classification of financial assets

	March 31, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	143,350	173,003	592,240	908,593
Payroll loans	392,225	190,240	473,010	1,055,475
Payroll credit card loans	52,996	20,638	63,985	137,619
Credit card loans	3,405	5,069	5,923	14,397
Subtotal	591,976	388,950	1,135,158	2,116,084
Credit limits granted and not used [1]	3,128	1,279	255	4,662
Total	595,104	390,229	1,135,413	2,120,746

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	191,616	290,052	522,897	1,004,565
Payroll loans	401,157	236,888	627,993	1,266,038
Payroll credit card loans	52,687	19,914	54,186	126,787
Credit card loans	5,137	6,035	5,079	16,251
Subtotal	650,597	552,889	1,210,155	2,413,641
Credit limits granted and not used [1]	3,067	1,086	96	4,249
Total	653,664	553,975	1,210,251	2,417,890

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

21

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Changes in the balances of provisions for expected credit losses of financial assets measured at amortized cost

	March 31, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2025	653,664	553,975	1,210,251	2,417,890
Changes in stages:
Stage 1 to Stage 2	(23,969)	23,969	-	-
Stage 1 to Stage 3	(8,048)	-	8,048	-
Stage 2 to Stage 3	-	(353,678)	353,678	-
Stage 2 to Stage 1	39,256	(39,256)	-	-
Stage 3 to Stage 2	-	9,217	(9,217)	-
Stage 3 to Stage 1	10,467	-	(10,467)	-
Changes in PDs, LGDs, EADs [1]	(76,266)	196,002	379,246	498,982
Decrease due to write-offs	-	-	(818,398)	(818,398)
Increase due to recoveries	-	-	22,272	22,272
Net write-off [2]			(796,126)	(796,126)
Balance of the period	595,104	390,229	1,135,413	2,120,746

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off represents the net amount of “Write-offs” and “Recoveries” presented in Table 6.3(a).

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2025	585,815	270,553	771,758	1,628,126
Changes in stages:
Stage 1 to Stage 2	(11,370)	11,370	-	-
Stage 1 to Stage 3	(23,429)	-	23,429	-
Stage 2 to Stage 3	-	(17,069)	17,069	-
Stage 2 to Stage 1	30,072	(30,072)	-	-
Stage 3 to Stage 2	-	2,745	(2,745)	-
Stage 3 to Stage 1	9,384	-	(9,384)	-
Changes in PDs, LGDs, EADs [1]	63,192	316,448	1,320,852	1,700,492
Decrease due to write-offs	-	-	(1,047,255)	(1,047,255)
Increase due to recoveries	-	-	136,527	136,527
Net write-off [2]	-	-	(910,728)	(910,728)
Balance of the period	653,664	553,975	1,210,251	2,417,890

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off” represents the net amount of “Write-offs” and “Recoveries”.

22

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Credit Assignments – with substantial retention of risks and benefits.

For the period ended March 31, 2026, the Group entered into credit assignment transactions involving payroll-deducted loan receivables, classified as transactions with substantial retention of risks and rewards, with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros and Opea – Companhia Securitizadora de Créditos Financeiros Agibank (each, an unrelated party), as well as with Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada, an entity controlled and consolidated by the Group.

Credit assignment transactions are classified as involving substantial retention of risks and rewards when the assigning institution retains a contractual co-obligation or holds subordinated interests in securitization vehicles. The transferred assets primarily comprise payroll-deducted loan receivables originated by the Bank, with fixed contractual cash flows and defined maturities.

Under these circumstances, the assigned receivables continue to be recognized as assets by the Group, as the Group retains substantially all of the risks and rewards associated with the transferred assets, including credit risk (borrower default), prepayment risk, and variability of contractual cash flows, either through contractual co-obligation arrangements or through the holding of subordinated interests that absorb first losses.

The funds received in connection with the credit assignment transactions are recognized together with the corresponding financial liabilities, which represent the contractual obligation to repay the funding obtained and are economically linked to the cash flows generated by the transferred receivables. Income and expenses related to the assigned receivables are recognized in profit or loss over the remaining term of the transactions.

The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions on use, such that they are not available for unrestricted sale or re-pledging by the Group.

As the Group continues to fully recognize the transferred receivables, the amounts presented below correspond to the carrying amounts of the transferred assets and the associated liabilities recognized in the consolidated statement of financial position as of March 31, 2026.

As of March 31, 2026
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,410,184	8,461,181
Obligations related to assignment – FIDC	2,368,685	2,013,160
Total	10,778,869	10,474,341

As of December 31, 2025
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,365,977	8,383,515
Obligations related to assignment – FIDC	2,395,947	2,013,772
Total	10,761,924	10,397,287

The counterparties to the associated liabilities do not have recourse exclusively to the transferred assets. The Group continues to fully recognize all the transferred receivables.

23

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Contracts as Collateral

As of March 31, 2026, credit operations totaling R$ 4,093,542 (R$3,693,820 as of December 31,2025) were pledged as collateral under Special Guaranteed Time Deposits (DPGE II) (Note 6.4 – Customer Time Deposits) with the Credit Guarantee Fund (FGC – Fundo Garantidor de Crédito). On the same date, credit operations amounting to R$ 556,984 were pledged as collateral under the loan agreement with an investment commitment entered into with the International Finance Corporation (IFC), referred to as the Social Financing Loan (Note 6.4 – Borrowings Abroad).

6.4	Financial Liabilities Measured at Amortized Cost

The balances of time deposits are primarily composed of Certificates of Bank Deposit (CDB), Time Deposits with Special Guarantee from the FGC (DPGEII), and Interbank Deposit Certificates (CDI), indexed to both fixed and floating interest rates.

Investment securities comprise funds received from the issuance of mortgage, real estate, and credit backed debt instruments, indexed to fixed and floating interest rates.

Funds from acceptances and issuance of securities comprise Letters of Credit (LF), Subordinated Letters of Credit (LFS) and Public Letters of Credit (LFP) issued by the Group. These are funding instruments and do not represent standby or documentary letters of credit as used in international banking practice. Upon issuance, the Group receives cash from investors and becomes contractually obligated to repay principal and interest at maturity. Accordingly, the Group recognizes a financial liability for the amount of proceeds received, which is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9.

No fees or revenue are generated from the issuance of these instruments. The only income or expense associated with these liabilities corresponds to the interest expense recognized through the effective interest rate method.

Fixed interest rates range from 6.71% to 16.50% per year, and floating interest rates range from (i) 97.3% to 125% of the CDI, (ii) IPCA + 0.75% to 9.60% per year, and (iii) CDI + 0.05% to 2.95% per year. The debt instruments eligible for capital refer to the Subordinated Letters of Credit (LFS) with a return of CDI + 2.85% to 4% and fixed rates ranging from 10.50% to 17.57% per year.

24

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of Financial Liabilities at Amortized Cost

	As of
	March 31, 2026	December 31, 2025
Demand deposits	456,538	345,801
Time deposits	21,341,389	20,504,881
Loans and borrowing	890,613	667,089
Loan to Related Party – Testa Ventures(2)	-	79,999
Funds from acceptances and issuance of securities(1)	6,399,881	6,170,529
Debt issued and other borrowed funds	781,732	759,339
Debentures (from Repurchase Agreements)	3,370,609	3,251,446
Total	33,240,762	31,779,084
(1)	The item "Funds from acceptances and issuance of securities" refers to obligations arising from the issuance of Letters of Credit (Letras Financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.
(2)	As part of the corporate restructuring implemented in connection with the Company’s initial public offering (IPO), this amount of the related party loan was fully capitalized into the Company’s share capital on the IPO date.

Maturity of Financial Liabilities at Amortized Cost

	March 31, 2026
	Without contractual maturity	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Demand deposits	456,538	-	-	-	-	456,538
Time customer deposits	-	10,755,256	9,956,816	629,317	-	21,341,389
Loans and borrowing	-	32,171	638,129	220,313	-	890,613
Funds from acceptances and issuance of securities	-	2,841,864	3,511,310	46,707	-	6,399,881
Debt issued and other borrowed funds	-	36,074	29,946	615,673	100,039	781,732
Debentures (from Repurchase Agreements)	-	-	3,370,609	-	-	3,370,609
Total	456,538	13,665,365	17,506,810	1,512,010	100,039	33,240,762

25

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Without contractual maturity	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Demand deposits	345,801		-	-	-	345,801
Time customer deposits	-	8,923,141	10,556,122	1,025,618	-	20,504,881
Loans and borrowing	-	211,902	227,875	227,312	-	667,089
Loan to Related Party – Testa Ventures	-	79,999	-	-	-	79,999
Funds from acceptances and issuance of securities	-	1,879,355	3,954,991	336,183	-	6,170,529
Debt issued and other borrowed funds	-	35,200	28,680	591,087	104,372	759,339
Debentures (from Repurchase Agreements)	-	-	832,392	2,419,054	-	3,251,446
Total	345,801	11,129,597	15,600,060	4,599,254	104,372	31,779,084

6.5	Derivative Financial Instruments – Hedge

Values grouped by asset, maturity ranges, reference value (notional), curve value, market value, adjustment and fair value as of March 31, 2026

As of March 31, 2026, the Group had a protection structure classified as a cash flow hedge, whose hedged item corresponded to floating-rate funding indexed to inflation (IPCA), with swap contracts serving as the hedging instruments.

Any gain or loss on the hedging instrument related to the effective portion of the cash flow hedge is recognized in equity, under other comprehensive income, net of tax effects. Accordingly, the mark-to-market adjustments of the hedging instruments, which were previously recognized in financial result prior to their designation as hedging instruments, are accumulated in equity and reclassified to profit or loss in the same period and accounting line item in which the hedged transaction is recognized. The ineffective portion of the hedge is recognized immediately in profit or loss for the period.

Additionally, as part of its risk management strategy, as of March 31, 2026, the Group had five market risk (fair value) hedge structures and Total Return Swap (TRS) derivative contracts, in which the parties exchange the total economic return of an asset or a portfolio of assets for a periodic cash flow.In the first structure, the hedged item arises from portions of fixed-rate payroll-deductible loans, with swap contracts and DI futures contracts used as hedging instruments. In the second structure, the hedged item arises from U.S. dollar–denominated funding, with a swap contract used as the hedging instrument. In the third structure, the hedged item arises from fixed-rate and IPCA-indexed floating-rate Bank Deposit Certificates (CDBs) that make up the Company’s liability portfolio, with swap contracts and DI futures contracts used as hedging instruments. In the fourth structure, the Bank entered into a hedge accounting transaction with the objective of mitigating foreign exchange variation risks associated with investments in Mexican securities denominated in Mexican pesos (MXN). For this purpose, a

26

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Non-Deliverable Forward (NDF) derivative instrument was used, structured to protect against adverse fluctuations in the exchange rate between the Brazilian real (BRL) and the Mexican peso (MXN).

In turn, the fifth fair value hedge structure has as its hedged item investments in Spanish government bonds measured at a fixed rate and denominated in reais, with a DI rate versus fixed-rate swap used as the hedging instrument, aiming to mitigate interest rate variation risks associated with the bond.

The financial assets designated as hedged items and the respective derivative financial instruments related to market risk hedges are measured at fair value, and any gains or losses resulting from changes in the fair value of the derivatives are recognized in profit or loss for the period. Any ineffectiveness is recognized in profit or loss as the difference between the changes in fair value.

Hedge effectiveness monitoring, which measures the extent to which the derivative financial instruments offset the effects of market fluctuations on the hedged items, is performed on a monthly basis.

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate vs DI	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item	-	-	-	-
-Payroll loan installments (d)	11,784,577	13,469,790	(121,799)	13,347,990
Hedge Instrument	-	-	-	-
Swap (e) (liabilities) (f)	11,784,020	13,469,117	(121,766)	13,347,351

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(e)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in October, 2030.
(f)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The net fair value of the swaps is R$326,979 to be received. The fair value adjustments on the hedged items and on the hedging instruments are recognized in profit or loss, within “Result of derivative financial instruments” or within the same line item as the hedged item, in accordance with the fair value hedge accounting requirements of IFRS 9.
Fixed Rate vs IPCA	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item	-	-	-	-
Payroll loan installments (d)	1,954,293	2,108,750	(10,216)	2,098,534
Hedge Instrument	-	-	-	-
Swap (g) (liabilities) (h)	2,007,951	2,107,440	(10,197)	2,097,243

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(g)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in December 2029.
(h)	The amounts related to the differential to be received or paid are recognized in an asset or liability account. Changes in the fair value of these swaps, as well as the corresponding fair value adjustments on the hedged items, are recognized in profit or loss. The net fair value of the swaps is R$1,240 payable.

27

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value Hedge - Currency	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item-	-	-	-	-
Foreign borrowing (USD) (i)	422,852	421,568	(3,751)	417,817
Hedge Instrument
Swap (j) (liabilities) (k)	422,852	421,568	(3,751)	417,817

(i)	The hedge relationship is formalized in a memorandum, which includes foreign borrowing in USD.
(j)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in april 2027.
(k)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The hedge is designated to protect the exposure to changes in fair value arising from foreign exchange and interest rate risk on the foreign currency borrowing. The net fair value of the swaps is R$ 4,446 payable
Market Risk Hedge – IPCA × DI	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item	-	-	-	-
Variable rate CDBs – IPCA	2,307,051	2,485,978	(140)	2,485,838
Hedge Instrument	-	-	-	-
Swap (l) (assets) (m)	2,301,765	2,480,235	(735)	2,479,500
(l)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in May 2028
(m)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 44,209 payable
Market Risk Hedge – Pre × DI	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item	-	-		-
Fixed-rate CDBs	1,714,839	1,903,667	(375)	1,903,292
Hedge Instrument	-	-	-	-
Swap (n) (assets) (o)	1,752,500	1,944,656	(402)	1,944,254
(n)	Swap contract traded in the over the counter market, registered on B3, with maturity in January 2028
(o)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 9,361 payable
Market Risk Hedge – Pre × DI	March 31, 2026
	Reference Value	Exchange rate at inception	Reference Value (R$)	Present Value (R$)
Hedge Item
Investment (CETES)	390,387	0.3024	118,053	113,959
Hedge Instrument
NDF (p) (liabilities) (q)	402,865	0.3068	123,599	115,402
(p)	NDF contract traded in the over the counter market, registered on B3, with maturity in May 2026.
(q)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the NDF is R$ 6,363 receivable.

28

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Market Risk Hedge – DI × Pre	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Investment (ICO)	1,000,000	1,099,711	35	1,099,746
Hedge Instrument
Swap (r) (liabilities) (s)	1,001,068	1,099,816	63	1,099,879
(r)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in May 2026.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 362 payable.

Market Risk Hedge – DI Futures × Pre (Purchase)	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (c)	7,505,658	7,750,461	(29,009)	7,721,453
Hedge Instrument
DI Futures (d) (s)	7,505,625	7,765,915	(44,494)	7,721,421

(c)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 6,988 receivable. The hedge relationships are formalized in memoranda that include portions of payroll loan contracts maturing within the specified ranges or considering their duration, with values close to the notional amount for each maturity of the derivative.
(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in January 2031.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 44,494 receivable
Market Risk Hedge – Pre × DI Futures (Sale)	March 31, 2026
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	1,489,095	1,534,838	(12,937)	1,521,901
Hedge Instrument
DI Futures (d) (s)	1,512,061	1,558,200	(13,345)	1,544,855

(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in October 2029.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 18,059 payable.

29

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Cash Flow Hedge - Inflation (IPCA)

Inflation (IPCA)	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs - IPCA	488	544	(2)	542
Hedge Instrument
Swap (b) (assets) (c)	488	(19)	(1)	(19)
(b)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in February 2026.
(c)	The amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The fair value of these swaps is recognized within derivative financial instruments (assets or liabilities), and the effective portion of the cash flow hedge is recorded in other comprehensive income.

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate vs DI	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	15,206,925	16,823,165	(86,302)	16,736,862
Hedge Instrument
Swap (e) (liabilities) (f)	15,206,925	16,823,165	(86,302)	16,736,862

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(e)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in October, 2030.
(f)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The net fair value of the swaps is R$368,265 to be received. The fair value adjustments on the hedged items and on the hedging instruments are recognized in profit or loss, within “Result of derivative financial instruments” or within the same line item as the hedged item, in accordance with the fair value hedge accounting requirements of IFRS 9.
Fixed Rate vs IPCA	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	1,434,166	1,534,071	16,766	1,550,837
Hedge Instrument
Swap (g) (liabilities) (h)	1,434,166	1,534,071	16,766	1,550,837
(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(g)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in December 2026.
(h)	The amounts related to the differential to be received or paid are recognized in an asset or liability account. Changes in the fair value of these swaps, as well as the corresponding fair value adjustments on the hedged items, are recognized in profit or loss. The net fair value of the swaps is R$ 33,284 payable.

Fair Value Hedge - Currency	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Foreign borrowing (USD) (i)	214,205	211,902	(563)	211,339
Hedge Instrument
Swap (j) (liabilities) (k)	214,205	211,902	(563)	211,339
(i)	The hedge relationship is formalized in a memorandum, which includes foreign borrowing in USD.
(j)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in March 2026.
(k)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The hedge is designated to protect the exposure to changes in fair value arising from foreign exchange and interest rate risk on the foreign currency borrowing. The net fair value of the swaps is R$ 8,570 payable.

30

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Market Risk Hedge – IPCA × DI	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs – IPCA	2,466,353	2,607,784	(11,099)	2,596,685
Hedge Instrument
Swap (l) (assets) (m)	2,461,313	2,602,421	(12,155)	2,590,267
(l)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in May 2028.
(m)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 61,627 payable.
Market Risk Hedge – Pre × DI	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	1,714,839	1,843,760	8,784	1,852,544
Hedge Instrument
Swap (n) (assets) (o)	1,714,839	1,883,514	8,903	1,892,417

(n)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in January 2028.
(o)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 3,261 receivable.

Market Risk Hedge – Pre × DI	December 31, 2025
	Reference Value	Reference Value (R$)	Present Value (R$)
Hedge Item
Investment (CETES)	383,496	111,022	118,168
Hedge Instrument
NDF (p) (liabilities) (q)	396,086	116,065	114,101

(p)	NDF contract traded in the over-the-counter market, registered on B3, with maturity in February 2026.
(q)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the NDF is R$ 5,566 receivable.

31

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Market Risk Hedge – DI × Pre	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Investment (ICO)	1,000,000	1,067,661	(112)	1,067,549
Hedge Instrument
Swap (r) (liabilities) (s)	1,001,068	1,067,732	(53)	1,067,679
(r)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in June 2026.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 78 payable.
Market Risk Hedge – DI Futures × Pre (Purchase)	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (c)	4,818,641	4,900,444	(3,433)	4,897,011
Hedge Instrument
DI Futures (d) (s)	4,818,641	4,900,444	(3,367)	4,897,077

(c)	The hedge relationships are formalized in memoranda that include portions of payroll loan contracts maturing within the specified ranges or considering their duration, with values close to the notional amount for each maturity of the derivative.
(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in January 2031.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 6,988 receivable.
Market Risk Hedge – Pre × DI Futures (Sale)	December 31, 2025
	Reference Value	Curve Value	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	451,132,481	457,136,366	397,446	457,533,811
Hedge Instrument
DI Futures (d) (s)	451,070,097	457,073,443	415,592	457,489,035

(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in July 2027.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 51 payable.

Glossary of terms used in the tables above:

Notional Value (Reference Value): Reference amount. It corresponds to the contractual notional of the hedged items and the hedging instruments and does not represent amounts receivable or payable.

Present Value / Curve Value: Value calculated for disclosure purposes, based on the total principal from the start date to the reporting date.

Fair Value: The fair value measurement method used by the Group consists of determining the future value based on the terms of the contracted transactions and then discounting it to present value using market curves published

32

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

by B3. Fair value corresponds to the carrying amount of the derivative financial instruments and to the adjusted carrying amount of the hedged items for hedge accounting purposes.

Market Value Adjustment: Change in fair value (mark-to-market minus accrual curve) of the hedging instrument and/or hedged item.

7.        Income Taxes, Social Contribution and Other Taxes

(a)	Movements of deferred tax assets

Deferred tax assets

	As of
	March 31, 2026	December 31, 2025
Initial amount	1,447,319	831,698
Provision/ reversal	249	615,621
Deferred tax assets	1,447,568	1,447,319

Deferred tax liabilities

	As of
	March 31, 2026	December 31, 2025
Initial amount	382,874	206,860
Provision/ reversal	(149,891)	176,014
Deferred tax liabilities	232,983	382,874

(b)	Income tax and social contribution expense
	For the Periods Ended
	March 31, 2026	March 31, 2025
Income tax in profit or loss	(179,683)	(234,109)
Deferred taxes:
Temporary differences	150,146	78,908
Total	(29,537)	(155,201)

33

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Estimate of tax credit realization
	As of
Expected income tax and social contribution, calculated with statutory rate	March 31, 2026	December 31, 2025
Year 1	519,239	640,419
Year 2	255,324	221,450
Year 3	186,067	158,845
Year 4	152,827	131,901
Year 5	127,419	111,304
Year 6 – 10	206,692	183,400
Total	1,447,568	1,447,319

(d)	Effective tax rate reconciliation

	For the Periods Ended
	March 31, 2026	March 31, 2025
Income before income tax and social contribution	216,072	511,670

Expected income tax and social contribution, at statutory rates	(49,450)	(240,642)
Interest on equity (1)	-	46,715
Permanent additions and exclusions	5,417	(3,275)
Tax incentive - Hunger Prevention Program and donations	1,173	8,923
Others	13,323	33,078
Income tax expense	(29,537)	(155,201)
The effective income tax rate	14%	30%

(1) Interest on equity refers to a profit distribution to shareholders and is deductible by the company for corporate income tax (IRPJ) and social contribution on net profit (CSLL) purpose

(e)	Breakdown deferred tax assets and liabilities

	As of March 31, 2026
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	129,211	-
Allowance for expected credit losses	1,283,885	(98,816)
Lease liabilities	6,671	-
Other temporary differences	27,801	(134,167)
Total	1,447,568	(232,983)

34

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	148,247	-
Allowance for expected credit losses	1,100,448	(98,816)
Lease liabilities	131,854	(120,365)
Other temporary differences	66,770	(163,693)
Total	1,447,319	(382,874)

8.	Property and Equipment

	As of
	March 31, 2026	December 31, 2025
Furniture and fixtures	20,848	19,865
Improvements and facilities	34,149	33,114
IT equipment and systems	19,640	20,905
Equipment	6,696	6,545
Other tangible assets	13,751	11,984
Total Carrying amount	95,084	92,413

	December 31, 2025	Additions	Disposals	Transfer	March 31, 2026
Acquisition cost
Furniture and fixtures	32,030	1,811	(152)	-	33,689
Improvements and facilities	43,263	3,434	(89)	-	46,608
IT equipment and systems	63,148	872	(3,279)	-	60,741
Equipment	9,141	523	(15)	-	9,649
Other tangible assets	19,418	9,201	(8,426)	-	20,193
Total Cost	167,000	15,841	(11,961)	-	170,880

Accumulated depreciation
Furniture and fixtures	(12,165)	(791)	115	-	(12,841)
Improvements and facilities	(10,149)	(2,376)	66	-	(12,459)
IT equipment and systems	(42,243)	(2,131)	3,273	-	(41,101)
Equipment	(2,596)	(366)	9	-	(2,953)
Other tangible assets	(7,434)	(376)	1,368	-	(6,442)
Total Depreciation	(74,587)	(6,040)	4,831	-	(75,796)
Total Carrying amount	92,413	9,801	(7,130)	-	95,084

35

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

There were no indicators of impairment of Property and Equipment for the period ended March 31, 2026, and 2025.

	December 31, 2024	Additions	Disposals	Transfer	December 31, 2025
Acquisition cost
Furniture and fixtures	25,668	6,673	-311	-	32,03
Improvements and facilities	21,911	22,19	-838	-	43,263
IT equipment and systems	54,368	12,329	-2,486	-1,063	63,148
Equipment	2,868	6,328	-55	-	9,141
Other tangible assets	13,906	4,989	-540	1,063	19,418
Total Cost	118,721	52,509	-4,23	-	167

Accumulated depreciation
Furniture and fixtures	-9,732	-2,633	200	-	-12,165
Improvements and facilities	-5,95	-4,255	56	-	-10,149
IT equipment and systems	-36,664	-7,864	2285	-	-42,243
Equipment	-2,307	-316	27	-	-2,596
Other tangible assets	-6,117	-1,594	277	-	-7,434
Total Depreciation	-60,77	-16,662	2,845	-	-74,587
Total Carrying amount	57,951	35,847	-1,385	-	92,413

9.	Intangible Assets

	As of
	March 31, 2026	December 31, 2025
Goodwill	147	147
Other intangible assets	223,717	182,058
Total	223,864	182,205

	December 31, 2025	Additions	Disposals	Transfers	March 31, 2026
Acquisition cost
Software	305,757	218	-	-	305,975
Goodwill	147	-	-	-	147
Intangible under development (i)	29,540	26,101	-	-	55,641
License acquisition	171,087	47,529	-	-	218,616
Others	1,260	-	-	-	1,260
Total Costs	507,791	73,848	-	-	581,639

Accumulated amortization
Software	(181,419)	(14,260)	-	-	(195,679)
License acquisition	(144,066)	(17,929)	-	-	(161,995)
Others	(101)	-	-	-	(101)
Total Amortization	(325,586)	(32,189)	- -	-	(357,775)
Total Carrying amount	182,205	41,659	- -	-	223,864

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

36

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

There were no indications of impairment of intangible assets for the period. Additionally, intangible assets recorded as “under development” were tested for impairment by comparing it carrying amount with its recoverable amount and no adjustments were identified.

	December 31, 2024	Additions	Disposals	Transfers	December 31, 2025
Acquisition cost
Software	293,006	5,291	-	7,460	305,757
Goodwill	147	-	-	-	147
Intangible under development (i)	9,405	27,687	(92)	(7,460)	29,540
License acquisition	95,496	76,901	(1,310)	-	171,087
Others	1,320	-	(60)	-	1,260
Total Costs	399,374	109,879	(1,462)	-	507,791

Accumulated amortization
Software	(120,874)	(60,545)	-	-	(181,419)
License acquisition	(79,243)	(65,611)	788		(144,066)
Others	(101)	-	-	-	- 101
Total Amortization	(200,218)	(126,156)	788	-	(325,586)
Total Carrying amount	199,156	(16,277)	(674)	-	182,205

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

37

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.	Leases

(a)	Amounts recognized in the statement of financial position

The Group has operating lease contract for the headquarter building located in Campinas, as well as for the hubs and sales offices related to customer services. In addition, the Group has leases for the use of vehicles throughout Brazil.

Right of use asset

	As of,
	March 31, 2026	December 31, 2025
Balance at end of previous year	211,697	223,286
Additions and contractual changes	1,740	47,461
Depreciation	(15,458)	(59,050)
Balance at end of the period	197,979	211,697

Lease liabilities

	As of,
	March 31, 2026	December 31, 2025
Balance at end of previous year	248,280	254,602
Additions and contractual changes	1,740	47,461
Payments	(23,503)	(86,097)
Interest	7,417	32,314
Balance at end of the period	233,934	248,280

(b)	Expenses recognized in the income statement

	As of,
	March 31, 2026	March 31, 2025
Depreciation (1)	15,458	13,955
Interest expenses (2)	7,417	7,551
Total	22,875	21,506
(1)	This amount is recorded in Depreciation and Amortization combined income statement.
(2)	This amount is recorded in Other Expenses, Net combined income statement.

38

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Maturity of lease liabilities

	March 31, 2026
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	105,718	94,204	29,914	4,098	233,934

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	83,334	115,219	45,114	4,613	248,280

Payments on short-term leases

Leases under short-term contracts are not recognized as right-of-use assets, with the related expenses being recognized under “General and Administrative Expenses” in the Income Statement. For the period ended March 31, 2026, there were R$2,751 short-term contract expenses, March 31, 2025, there were R$1,265 short-term contract expenses.

11.	Other Assets
	As of,
	March 31, 2026	December 31, 2025
Interbank transactions	133,501	123,290
Prepaid expenses	331,536	302,926
Collection receivable	224,127	291,331
Deposits Pledged as Guarantee - Labor	36,482	37,500
Recoverable taxes	89,014	86,891
Deposits Pledged as Guarantee - Tax	14,403	14,184
Deposits Pledged as Guarantee - Civil	88,800	74,960
Partnership Program (2)	-	96,252
Commissions	98,504	22,388
Advance to the Credit Guarantee Fund (1)	120,408	-
Others	76,940	65,843
Total	1,213,715	1,115,565
(1)	Amounts advanced by financial institutions that are members of the Brazilian Credit Guarantee Fund (FGC) to temporarily strengthen the fund’s liquidity and support the fulfillment of its statutory obligations, including deposit insurance coverage and assistance or resolution measures involving participating institutions. Such amounts are recognized as assets by the contributing institution, as they represent amounts expected to be reimbursed or offset in accordance with the FGC’s rules over the next 60 months.
(2)	O The partners’ outstanding debt was converted into a Credit Note (CCB - Note 6.3 – others ), which is included in the credit portfolio as of March 31, 2026. Therefore, this debt no longer exists as other assets.

39

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

12.	Provision for contingencies

Management classifies the risk of loss of legal and administrative proceedings in which the Group is a party as a defendant. Provisions are recorded for contingencies classified as a probable risk of loss and Management believes that the recorded amount is sufficient to cover those losses.

(a)	Probable losses

	As of,
	March 31, 2026	December 31, 2025
Legal and administrative proceedings:
Civil	197,116	217,015
Labor	96,756	71,755
Tax	1,725	21,573
Total	295,597	310,343

Civil lawsuits are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the opinion of legal advisors, the nature of the lawsuits, similarity with previous cases, complexity, and legal precedent, as well as when there is probable expectation of future cash disbursement.

Labor claims are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the claim status and the history of losses. From the date of the hearing until an initial court decision, labor claims are measured by the average of losses occurred within the last 12 months. After the appeal, the losses are measured based on experts’ calculations until the settlement.

There are no significant administrative claims in process for non-compliance with the rules of Brazilian Financial System, tax claims or payment of penalties that may cause significant impacts to the Group’s financial statements.

(b)	Possible losses

The Group is a party to certain legal and administrative proceedings, which, in accordance with their nature and the risk of loss evaluation, the Group does not qualify the risk of loss as probable:

	As of,
	March 31, 2026	December 31, 2025
Possible losses:
Civil	50,000	50,000
Labor	18,918	23,455
Tax	42,889	40,176
Total	111,807	113,631

40

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Judicial deposits

Judicial deposits are recognized as "Other Assets" in the balance sheet.

(d)	Changes in provision
	March 31, 2026
	Civil	Labor	Tax	Total
Opening balance	217,015	71,755	21,573	310,343
Additions/Reversals in provision	32,368	9,505	34	41,907
Reclassification	-	19,882	(19,882)	-
Consumption	(52,267)	(4,386)	-	(56,653)
Closing balance	197,116	96,756	1,725	295,597

	December 31, 2025
	Civil	Labor	Tax	Total
Opening balance	217,845	82,511	1,567	301,923
Additions/Reversals in provision	159,097	13,257	20,006	192,360
Consumption	(159,927)	(24,013)	-	(183,940)
Closing balance	217,015	71,755	21,573	310,343

13.	Other Liabilities

	As of,
	March 31, 2026	December 31, 2025
Accounts payable	406,675	370,628
Tax and social security	189,759	385,631
Personal expenses	157,140	118,739
Other liabilities – personal bonuses	11,286	113,284
Interbank transactions	86,452	78,774
Expected credit losses (1)	4,662	4,249
Partnership program liabilities (2)	-	169,365
Other Liabilities	92,635	90,071
Total	948,609	1,330,741
(1)	Refers to credit limits granted and not used.
(2)	Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b). After the IPO, the program’s repurchase clause was extinguished, resulting in its classification as equity.

41

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

14.	Obligations related to credit assignments

The Group recognizes obligations arising from the assignment, with co-obligation, of credit receivables originating from payroll-deductible loan transactions, pursuant to agreements for the promise of transfer and acquisition of credit rights and other covenants entered into with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC” (Note 6.3(d)).

The associated liabilities represent the Group’s contractual obligation to repay the funding obtained in connection with such credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions; accordingly, they are not available for unrestricted sale or re-pledging by Banco Agibank.

Obligations related to the assignment of credit receivables through the investment fund “FIDC” are contractually segregated into senior and subordinated quotas. The subordinated quotas, which absorb first losses and provide exposure to residual returns, are fully held by the Group and, therefore, are eliminated in the consolidation process (note 2a). Accordingly, only the senior quotas held by third-party investors, which give rise to a contractual obligation to deliver cash, remain recognized as liabilities in the consolidated financial statements.

These liabilities are measured at amortized cost and are presented as a separate item in the statement of financial position to provide more transparent disclosures of these transactions.

	March 31, 2026	December 31, 2025
Vert-9 Companhia Securitizadora de Créditos Financeiros	3,374,561	3,364,206
Vert-5 Companhia Securitizadora de Créditos Financeiros	664,302	748,641
Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC”	2,013,160	2,013,830
Opea SPE 02 Companhia Securitizadora de Créditos Financeiros	4,422,318	4,270,668
Total	10,474,341	10,397,345

15.	Equity
(a)	Pre reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. No share capital is presented prior to the corporate reorganization as the financial statements reflect the combination of the Company and Nuova. The net investment and the profit (loss) for the year/period are derived by aggregating the net assets of the Company and its subsidiaries with those of Nuova and its subsidiaries.

In accordance with Article 25 of the by-laws, the distribution of mandatory dividends amounting to 25% (twenty-five percent) of the net profit adjusted as per Articles 201 and 202 of Law No. 6,404/76 is assured, to be paid as stipulated in Article 205, § 3 of the same legal provision, upon the conclusion of the fiscal year.

42

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

On September 30, 2024, Nuova was merged with and into Agibank Corretora de Seguros Sociedade Simples Ltda., which subsequently assumed control of Nuova and its subsidiaries—such merger, the Nuova Merger. As a result, these entities became indirect subsidiaries of the Bank.

(b)	After reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. In 2026, in connection with the Group’s initial public offering (“IPO”) on the New York Stock Exchange, the Group implemented a corporate reorganization whereby a new holding company, AGI Inc, was incorporated and became the ultimate parent entity of the Group.

As part of this reorganization, control of Agi Holding and its subsidiaries was transferred to AGI Inc through a series of equity transactions that did not result in any change in the underlying ownership interests of the Group’s shareholders. Following the reorganization, AGI Inc became the holding company and the owner of the consolidated financial statements presented herein.

The corporate reorganization was accounted for as a transaction under common control. Accordingly, the assets, liabilities and equity balances were recognized at their historical carrying amounts, and no goodwill or gain arose from the reorganization.

The share capital is represented by 159,930,070 common shares, each with a par value of US$0.00005. The total amount of share capital, when expressed in Brazilian reais is R$ 40.

	March 31, 2026		December 31, 2025(1)
Class of shares	Number of shares	Carrying amount	Number of shares	Carrying amount
Common shares A	58,700,711	1,839,837	40,164,732	868,988
Common shares B	101,229,359	989,787	97,544,226	1,753,177
Total share capital	159,930,070	2,829,624	137,708,958	2,622,165
(1)	In connection with the Company’s initial public offering (IPO), all previously outstanding common and preferred share classes were converted into the Company’s new Class A and Class B common shares based on the conversion terms approved as part of the IPO transaction. The share capital structure presented in these financial statements reflects this conversion.

Following the corporate reorganization completed in 2026, the Company’s share capital consists solely of Class A Common Shares and Class B Common Shares, all of which have no par value and are fully paid.

Holders of Class A Common Shares and Class B Common Shares rank pari passu with respect to rights to dividends, distributions and returns of capital, and share ratably in the profits and net assets of the Company.

The two classes differ only with respect to voting rights. Each Class A Common Share entitles its holder to one (1) vote on all matters submitted to shareholders, whereas each Class B Common Share entitles its holder to ten (10) votes on such matters. Except for the voting rights described above, Class A Common Shares and Class B Common Shares have the same rights, preferences, privileges and restrictions in all other respects.

43

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

At the Extraordinary General Meeting held on February 19, 2025, the issuance of 35,466,285 Class D preferred shares was approved at an issuance price of R$400,000, of which R$20,000 was allocated to share capital and R$380,000 was allocated to the capital reserve. The issuance forms part of the Shareholders’ Agreement entered into between the Company and the investment fund “LCM BIGBANG FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.” The transaction was carried out througg the contribution of the shares of Banco Agibank S.A. that the investment fund had acquired on December 27, 2025. As a result, from that date the Company came to hold 100% of the equity interest in Banco Agibank S.A. The share issuance, together with the increase in ownership interest in Banco Agibank S.A., resulted in a change of R$124,961 between controlling and non-controlling interests.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda. The Net Impact of the movement was R$7,263.

At the Extraordinary General Meeting held on October 27, 2025, the increase of AGI Financial Holding’s share capital in the amount of R$53,873 thousand was approved, through the partial capitalization of the amounts recorded as interest on equity payable, with the issuance of 15,050 thousand registered shares. Of these, 528 thousand were Class A preferred shares with a nominal value of R$1,892 each, and 14,522 thousand were Class E preferred shares with a nominal value of R$51,981 each.

At the Extraordinary General Meeting held on December 30, 2025, the increase of the Company’s share capital in the amount of R$877,101 thousand was approved, without the issuance of new shares, through the capitalization of retained earnings for the period, legal reserve, statutory reserve and reserve for mandatory dividends not distributed, based on the interim condensed balance sheet dated November 30, 2025.

In January 2026, the Company completed a capital increase through the issuance of new registered, book-entry shares with no par value, in accordance with the resolutions approved by the shareholders and applicable corporate law.

As a result of the capital increase completed in January 2026, the Company’s share capital amounted to R$2,753,908.7 thousand, fully subscribed and paid in, and is divided into 858,519,967 registered, book-entry shares with no par value, comprised of 418,168,922 common shares, 42,114,575 Class A preferred shares, 145,674,473 Class B preferred shares, 142,984,328 Class C preferred shares, 35,466,285 Class D preferred shares, and 74,111,384 Class E preferred shares.

The newly issued shares were fully subscribed by existing shareholders. The remaining shareholders, having been previously consulted, expressly waived their preemptive subscription rights, in accordance with applicable corporate legislation.

(c)	Usufruct dividends

On June 28, 2025, a usufruct agreement was executed between the Group and the Company, pursuant to which dividends and interest on capital declared by the Group are paid directly to the shareholders of the Company. Although the Company remains the legal owner of the shares of the Group, the shareholders of the Company are entitled to receive such

44

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

distributions during the term of the agreement. These amounts distributed by the Group to the shareholders of the Company were recorded as a reduction in retained earnings.

The user-friendly agreement was terminated in 2026. As a result, as of that date, dividends and interest on capital declared by the Bank are no longer paid directly to the shareholders of the Company. As the agreement has been extinguished, no such payments will occur in subsequent periods.

Accordingly, no amounts related to usufruct dividends were recognized for the period ended March 31, 2026, and the comparative information for prior periods reflects the effects of the usufruct agreement only to the extent applicable.

(d)	Earnings per share

Earnings per share are calculated by dividing profit for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume the conversion of all potentially dilutive instruments. As of the reporting dates presented, the Company did not have potentially dilutive instruments outstanding and, therefore, diluted earnings per share is equal to basic earnings per share.

In connection with the corporate reorganization carried out prior to the Company’s IPO, the shareholders of AGI Financial Holding contributed their shares to AGI Inc, resulting in AGI Inc becoming the holding company of the Group.

Additionally, a change in the nominal structure of the share capital was implemented, resulting in a conversion ratio of 6.1494 shares for 1 share.

For purposes of calculating earnings per share, the number of ordinary shares outstanding for prior periods has been retrospectively adjusted to reflect the share exchange resulting from the corporate reorganization and the change in the share capital structure, as if these transactions had occurred at the beginning of the earliest period presented.

For the Periods Ended

	March 31, 2026	March 31, 2025
Continuing operations:
Net income attributable to owners of the parent company	186,535	356,469
Class A	52,877	90,551
Class B	133,658	265,918
Weighted average number of outstanding shares following the corporate reorganization	186,535	356,469
Class A	38,041,714	32,623,072
Class B	96,159,820	95,803,594

Basic and diluted earnings per share – R$
Commom Share	1.39	2.78

45

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company currently has only one class of ordinary shares outstanding, and all shares have the same rights to participate in the Company’s profits. Accordingly, the Company does not present a separate allocation of net income between different classes of shares.

For the periods presented, profit attributable to equity holders corresponds entirely to holders of ordinary shares.

As there are no classes of shares with different economic rights and no instruments that require a separate participation in earnings, all earnings per share amounts presented are based solely on the weighted average number of ordinary shares outstanding during the period.

46

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(e)	Treasury shares

As of March 31, 2026 the Group carried out share repurchases totaling R$ 16,983, which are recorded as treasury shares. The repurchase were executed as follows:

Date	Number of shares	Amount
February 25, 2026	178,543	11,037
March 19, 2026	120,699	5,928
Total	299,242	16,965

16.	Net Interest Income
	For the Periods Ended
	March 31, 2026	March 31, 2025
Interest income using the effective interest method
Fixed income securities	469,221	124,395
Loans and advances - Credit institutions	28,628	9,520
Loans and advances - Customers	2,212,270	1,931,195
Total income	2,710,119	2,065,110

Interest expense using the effective interest method
Customer deposits	(700,732)	(575,094)
Assignment of financial assets	(642,560)	(204,818)
Contributions to the Fundo de Crédito Garantidor (FGC)	(7,525)	(6,324)
Interest expense on financial bills issued	(260,809)	(141,120)
Interbank deposits	(5,967)	(9,726)
Interest expense on loans and borrowings	(9,718)	(13,004)
Total expense	(1,627,311)	(950,086)
Net interest income	1,082,808	1,115,024

17.	Operating Expenses and other Revenues

(a)	Commissions, banking fees and other revenues from services

	For the Periods Ended
	March 31, 2026	March 31, 2025
Banking fees	36,408	31,577
Brokerage commissions	60,628	278,983
Other revenue commissions	3,679	5,335
Total	100,715	315,895

47

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Selling, General and Administrative Expenses
	For the Periods Ended
	March 31, 2026	March 31, 2025
Advertising expenses	(15,054)	(3,648)
Communication expenses	(6,354)	(6,866)
Financial system service expenses	(132,495)	(105,709)
Maintenance expenses	(10,959)	(7,820)
Promotion expenses	(1,179)	(3,629)
Data processing (rental and maintenance expenses)	(37,733)	(38,102)
Technical services expenses	(112,110)	(52,700)
Travel expenses	(2,096)	(2,326)
Administrative expenses	(3,507)	(2,908)
Legal expenses	(41,908)	(77,936)
Other general and administrative expenses	(18,435)	(16,185)
Total selling, general and administrative expenses	(381,830)	(317,829)

(c)	Personnel Expenses
	For the Periods Ended
	March 31, 2026	March 31, 2025
Compensation Expenses	(20,382)	(31,597)
Benefits	(33,498)	(20,658)
Other personal expenses	(960)	(870)
Social security costs	(35,730)	(34,444)
Total Personnel Expenses	(90,570)	(87,569)

(d)	Tax Expenses
	For the Periods Ended
	March 31, 2026	March 31, 2025
Tax on Services (ISS)	(15,129)	(1,904)
Social Integration Program (PIS)	(13,746)	(18,491)
Tax for Social Security Financing (Cofins)	(77,487)	(97,433)
Other tax expenses	(4,684)	(30,032)
Total Tax Expenses	(111,046)	(147,860)

48

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

18.	Other income (expenses), net

	For the Periods Ended
	March 31, 2026	March 31, 2025
Non-operating income	150	136
Addition/reversal of other provisions	46	-
Interest on lease liabilities	(7,417)	(7,551)
Tax Incentive (1)	6,874	14,219
Partnership Program Expense (2)	-	(1,506)
Other operating expense	(16,738)	(6,778)
Total Other income (expense), net	(17,085)	(1,480)

(1) The Company receives a municipal tax incentive related to the local services tax (“ISS”), which reduces the effective tax rate on certain service revenues. The incentive is granted for a fixed 10-year period, subject to ongoing compliance with operational requirements, and the amounts may vary depending on service volumes or changes in local rules.

(2) Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

49

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

19.	Related parties

(a)	Compensation for key management personnel

For the periods ended March 31, 2026 and March 31, 2025, the benefits provided in the form of fixed compensation to the Group’s key management, were as follows:

	March 31, 2026	March 31, 2025
Remuneration	7,150	6,723
Social charges	1,609	1,513
Total	8,759	8,236

The Group does not provide long-term benefits, employment contract termination benefits or share-based compensation to its key management personnel.

(b)	Partnership program

On July 1, 2019, the Partnership Program was approved at the Extraordinary General Meeting, allowing managers and employees to participate in the Group’s increase in net assets by purchasing preferred shares. The purchase and sale value of the shares was initially defined as the Bank’s net assets per share (subsequently changed to the Company’s net assets per share), based on the most recent available audited financial statements, with a payment term of 60 months. A participant leaving the Group’s employment had the right to sell their shares to the Bank, at net assets per share, calculated based on the most recent audited financial statements available immediately before the repurchase request.

As the shares were redeemable at the option of the holder, the Group did not have the legal right to avoid cash payment and so classified the preferred shares issued under the Partnership program as a liability in accordance with IAS 32 Financial Instruments: Presentation.

In 2022, a new Partnership Program was launched, allowing managers and employees to become shareholders of the Company through a contract related to the purchase of shares. The purchase value of the shares was based on the Group’s last fundraising round with third party investors, per share, adjusted by the TLP interest rate index until payment was settled by the employee. Under the previous structure, the Company retained the right to repurchase these shares, and the repurchase price was determined based on the growth in the Company’s net assets between the grant date and the relevant tranche period.

Following the Company’s IPO and the removal of the contractual repurchase clause, the Partnership Program structure was modified. Under the current structure, employees may obtain financing through a credit instrument (CCB – Cédula de Crédito Bancário) to acquire the shares. As a result of these changes, the shares are no longer classified as a financial liability under IAS 32. The balance previously recognized as a liability related to the Partnership Program was reclassified to equity

50

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

of AGI Financial Holding. In addition, the amounts previously recognized as receivables from participants were reclassified and are currently presented as part of the Group’s credit portfolio.

As of March 31, 2026, there were no balances recorded as receivables from participants under the previous structure (R$62,484 as of December 31, 2025), as disclosed in the note 11 – “Other Assets”.

As of March 31, 2026, there were also no balances recorded as liabilities related to the Partnership Program (R$169,365 as of December 31, 2025), as disclosed in Note 13 - Other liabilities. Accordingly, no financial income or expense related to the remeasurement of participants’ shares was recognized for the period ended March 31, 2026 (R$1,506 as of March 31, 2025), as disclosed in note 18 - Other income (expenses), net.

20.	Non-cash items

The net cash generated by financing and investing activities includes only those transactions that impacted the Group’s cash. The table below shows investing and financing activities which did not involve the use of cash and/or cash equivalents:

	For the Periods Ended
	March 31, 2026	March 31, 2025
Additions to right-of-use assets	1,740	11,223
Purchase of Treasury shares	5,910	-
Total	7,650	11,223

21.	Sensitivity analysis

The following analysis estimates the potential impact on profit or loss of the Group financial instruments under hypothetical stress scenarios of the main market risk factors affecting each position.

As of March 31, 2026 and December 31, 2025, we identified that the principal market risk is linked to changes in fixed and floating-rate indices applicable to our financial assets and liabilities, which serve as the benchmarks for these positions. For the hypothetical stress scenarios, the reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate.

The floating-rate indices are primarily tied to the CDI and SELIC index rate, which reflects the average interbank deposit rate in Brazil, and to the IPCA—Brazil’s broad national consumer price index, which measures overall Brazilian inflation and is published monthly by the Brazilian Institute of Geography and Statistics (IBGE). For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense, considering no other changes during this period. For fixed rate instruments, the table presents the sensitivity of fair value in the hypothetical scenario. The Group has not identified any risks related to exchange rates or commodity fluctuations in assets or liabilities.

51

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	For the period ended
	March 31, December 31,
	2026	2025
Inflation (IPCA) (1)	4.5%	4.3%
Interest rate (SELIC) (2)	14.75%	14.9%

Source:  IBGE and Brazilian Central Bank.

(1) The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.

(2) The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of March 31, 2026	Rate Risk	Total portfolio	10%	-10%
Financial Assets
Financial assets measured at amortized cost		44,796,464	(295,171)	295,171
Debentures	Fixed Rate	1,807,044	(8,981)	8,981
Debentures	CDI	4,085,695	52,207	(52,207)
Gross Credit Potfolio ¹	Fixed Rate	35,056,829	(355,885)	355,885
Government Securities – Other Countries (ICO)	Fixed Rate	1,691,556	(213)	213
Government Securities – Other Countries (KDB)	Fixed Rate	-	-	-
National Treasury Notes (NTN)	IPCA	1,117,931	4,444	(4,444)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	-	-	-
Compulsory deposits with the Brazilian Central Bank	CDI	567,905	7,257	(7,257)
Financial Treasury Bills (LFT)	SELIC	56,004	716	(716)
Investments - Bearer Note	CDI	413,500	5,284	(5,284)
Financial assets measured at fair value through profit or loss		2,889,359	52,842	(52,842)
Financial Instruments - Derivatives	CDI	390,958	24,065	(24,065)
Investment securities - Financial Treasury Bills (LFT)	Selic	47,426	606	(606)
Investment securities - Financial Bills (LF)	CDI	1,513,751	19,343	(19,343)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	110,904	(739)	739
Investment securities - National Treasury Notes (NTN)	Fixed Rate	31,633	(323)	323
Investments fund quotas¹	-	20,731	-	-
Securities Provided as Collateral – Bearer Note	CDI	773,956	9,890	(9,890)

Financial Liabilities
Other Liabilities		10,474,341	154,330	(154,330)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	10,474,341	154,330	(154,330)
Financial liabilities measured at amortized cost		33,240,762	(203,341)	203,341
Demand deposits	-	456,538	-	-
Funds from acceptances and issuance of securities	CDI	6,381,776	(81,035)	81,035
Time customer deposits	CDI	9,325,792	(124,308)	124,308
Debt issued and other borrowed funds	CDI	544,161	(6,953)	6,953
Time customer deposits	IPCA	4,707,373	(18,714)	18,714
Funds from acceptances and issuance of securities	Fixed Rate	18,105	181	(181)
Time customer deposits	Fixed Rate	7,308,224	79,072	(79,072)
Loans and borrowing	CDI	890,613	(11,380)	11,380
Debt issued and other borrowed funds	Fixed Rate	237,571	2,866	(2,866)
Repurchase agrements	CDI	3,370,609	(43,070)	43,070

(1) Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

52

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		42,521,279	(352,850)	352,850
Debentures	Fixed Rate	1,739,683	(10,745)	10,745
Debentures	CDI	3,941,507	51,111	(51,111)
Gross Credit Potfolio ¹	Fixed Rate	34,365,118	(378,095)	378,095
Government Securities – Other Countries (ICO)	Fixed Rate	1,511,277	(14,989)	14,989
Government Securities – Other Countries (KDB)	Fixed Rate	289,509	(2,103)	2,103
National Treasury Notes (NTN)	IPCA	94,070	384	(384)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256,000	(2,616)	2,616
Financial Treasury Bills (LFT)	SELIC	324,115	4,203	(4,203)
Financial assets measured at fair value through profit or loss		3,102,639	39,717	(39,717)
Financial Instruments - Derivatives	CDI	250,582	23,175	(23,175)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,722,314	22,335	(22,335)
Investment securities - Financial Bills (LF)	CDI	210,891	2,735	(2,735)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646,754	(6,596)	6,596
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139,335	(1,141)	1,141
Investments fund quotas¹	-	132,763	(791)	791

Financial Liabilities
Other Liabilities		(10,397,287)	161,526	(161,526)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397,287)	161,526	(161,526)
Financial liabilities measured at amortized cost		(31,699,084)	(174,536)	174,536
Demand deposits	-	(345,801)	-	-
Funds from acceptances and issuance of securities	CDI	(6,152,941)	(79,891)	79,891
Time customer deposits	CDI	(8,025,775)	(109,627)	109,627
Debt issued and other borrowed funds	CDI	(530,311)	(6,877)	6,877
Time customer deposits	IPCA	(4,368,545)	(18,133)	18,133
Funds from acceptances and issuance of securities	Fixed Rate	(17,588)	176	(176)
Time customer deposits	Fixed Rate	(8,110,561)	87,870	(87,870)
Loans and borrowing	CDI	(667,089)	(8,651)	8,651
Debt issued and other borrowed funds	Fixed Rate	(229,027)	2,761	(2,761)
Repurchase agrements	CDI	(3,251,446)	(42,164)	42,164

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.
22.	Capital Management

The assessment of capital needs is carried out based on Agibank’s strategic planning and is operationalized through the economic and financial budget. This process is based on the following assumptions: projected asset growth, grounded on

53

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

estimates of credit supply; estimates of delinquency and collections; projection of the liabilities required to sustainably maintain liquidity given the need for asset growth, including the number of employees, the level of technology, as well as revenues and expenses—whether operational or administrative—that will arise from the expected evolution of the operations. The Broad Basel Ratio at the close of recent periods reflects the adequacy of capital in relation to the aforementioned objectives.

Capital Adequacy	March 31, 2026	December 31, 2025
Referential Equity (PR)	3,922,531	3,876,865
Referential Equity - Tier I	3,590,095	3,549,410
Referential Equity - Tier II	332,436	327,455
Risk-Weighted Assets (RWA)	26,717,509	25,008,421
Credit Risk (RWAcpad)	23,002,759	22,483,368
Market Risk (RWAmpad)	42,166	227,428
Operational Risk (RWAopad)	3,672,584	2,297,625
Banking Risk (RBAN)	646,253	699,475
Full Exposure	50,491,828	48,936,525
Capital Adequacy Ratio (PR/RWA)	14,68%	15.50%
Capital Adequacy Ratio (PR/RWA+RBAN)	14,33%	15.08%
Leverage Ratio	7,11%	7.25%

The minimum level required for the Basel Ratio under the current regulation is 10.5%, in accordance with CMN Resolution No. 4,958. As of December 2025, Agi has a capital buffer of 3.83%.

	As of December 31,
Composition of Referential Equity (PR)	2026	2025
Equity	5,419,311	5,277,257
Prudential Adjustments to Tier 1 Capital	(2,067,543)	(1,956,689)
Referential Equity	3,351,768	3,320,568
Complementary Capital	238,327	228,842
Tier I	3,590,095	3,549,410
Instruments Eligible for Tier II	332,436	327,455
Tier II	332,436	327,455
Referential Equity	3,922,531	3,876,865

Agibank’s Tier II Capital is composed of subordinated financial notes (Letras Financeiras Subordinadas), totaling a principal amount of R$ 342,700 and a current outstanding balance of R$ 543,405. There is no forecast for the early redemption of these instruments.

54

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

					As of December 31,
Financial Instrument	Principal	Issuance	Maturity	Remuneration	2026	2025
Subordinated Letters of Credits	20,000	Apr/20	Apr/26	10.5%	36,074	35,200
Subordinated Letters of Credits	15,000	nov/21	nov/27	CDI + 4%	29,946	28,680
Subordinated Letters of Credits	300	May/22	Jun/29	16.9%	544	523
Subordinated Letters of Credits	2,900	May/22	May/29	CDI + 4%	5,394	5,166
Subordinated Letters of Credits	39,300	May/22	May/29	16.4% a 16.7%	70,562	67,971
Subordinated Letters of Credits	900	Jun/22	Jun/29	CDI + 4%	1,657	1,587
Subordinated Letters of Credits	600	Jun/22	Jun/29	17.3% a 17.6%	1,100	1,058
Subordinated Letters of Credits	10,200	Jun/22	Jun/29	17% a 17.4%	18,504	17,800
Subordinated Letters of Credits	1,500	Jun/22	jul/29	17.3% a 17.6%	2,733	2,627
Subordinated Letters of Credits	92,700	Jul/22	Jul/29	CDI + 4%	168,799	161,666
Subordinated Letters of Credits	58,200	Jul/22	Jul/29	17.3% a 17.6%	105,875	101,753
Subordinated Letters of Credits	1,200	Jul/22	Jul/29	17% a 17.4%	2,179	2,095
Subordinated Letters of Credits	99,900	Mar/24	Mar/34	CDI + 2.9%	100,038	104,372
Total	342,700				543,405	530,498

23.	Risk Management and Financial Instruments

The Group considers risk management to be a fundamental strategic tool, carried out by an independent risk management unit, based on best market practices, with the objective of ensuring that the risks to which the institution is exposed are managed according to the risk appetite, policies, and established procedures. Monitoring is conducted through daily reports delivered to the Executive Officers and key leadership, with performance comments and exposure statements in relation to the limits set institutionally, always prioritizing proactivity in managing these risks.

(a) Credit Risk: Refers to the possibility of losses resulting from the failure of the borrower, issuer, or counterparty to fulfill their respective financial obligations under the agreed terms. The risk management area conducts daily stress tests on the credit portfolio, measuring the impact of increased delinquency on the company’s results and other risk indicators.

(b) Market Risk: The possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including risks from transactions subject to currency variation, interest rates, indexes, stock prices, and commodity prices. Market risk control is conducted through standardized procedures and in accordance with corporate policies. The allocation of available resources from the Bank and controlled companies are always made with the goal of mitigating exposure to market risk.

(c) Liquidity Risk: The possibility of imbalances between tradable assets and payable liabilities that could affect the institution's ability to meet its payment obligations, considering different currencies and settlement terms for its rights and obligations. Liquidity risk monitoring is performed daily based on established indicators, cash flow, and stress scenarios.

55

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d) Operational Risk: The possibility of losses resulting from failure, deficiency, or inadequacy of internal processes, people, and systems, or from external events. It includes legal risk associated with inadequacy or deficiencies in contracts signed by the institution, as well as sanctions for non-compliance with legal provisions and compensation for third-party damages arising from the institution's activities. The evaluation of operational risks is conducted to ensure the quality of the control of the environment, adhering to internal guidelines and current regulations. Matters related to operational risk are reported through monthly reports to senior management and specific reports to area managers.

(e) Credit risk management and allowance for expected credit losses

Credit risk management objectives and strategies:

i.	Credit Risk Exposure

Agibank’s credit risk exposures primarily originate from secured operations, particularly payroll products, where the primary risk relates to events such as death or suspension of social security benefits. For unsecured products, the risk stems from potential customer default, mitigated through policies that prioritize transactions with clients maintaining an active banking relationship, such as salary deposits with the institution.

ii.	Risk Management Objectives, Policies and Processes

The objective of credit risk management is to ensure portfolio quality and preserve financial soundness, maintaining delinquency levels within the risk appetite defined by the Executive Board in the Risk Appetite Statement (RAS). Policies and processes include credit analysis based on internal models, risk classification, establishment of limits by client and segment, continuous exposure monitoring, and provisioning practices in compliance with Central Bank regulations and IFRS 9.

iii.	Measurement and Monitoring

Measurement methods encompass internal models for calculating Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), in addition to stress testing to assess portfolio resilience under adverse scenarios. Model monitoring is performed on an ongoing basis through periodic validation, backtesting, and performance analysis, ensuring that underlying assumptions remain aligned with observed data and that models maintain predictive capability amid changes in portfolio behavior and macroeconomic conditions. Key indicators monitored include the non-performing loan ratio (NPL), coverage ratio, sector concentration, internal ratings, and provisioning levels, which enable assessment of clients’ repayment capacity and adequacy of provisions relative to assumed risk.

iv.	Changes from Prior Period

During the current period, there were no material changes in credit risk management policies or processes compared to the prior year, maintaining the strategy of concentration in secured products and mitigation through banking relationship.

v.	Governance Structure

Credit risk governance is organized into multiple layers to ensure effective oversight and compliance, including:

•       Credit Committee – responsible for defining strategies and lending policies.

•       Risk Committee – overseeing regulatory indicators and adherence to the risk appetite.

•       Credit Risk Management Department – an independent unit ensuring portfolio quality.

56

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and for the three months period ended March 31, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

•       Chief Risk Officer (CRO) – accountable for governance oversight and reporting to the Executive Board.

These governance structures ensure exposures are monitored, measured, and maintained within established limits, with processes regularly reviewed to ensure regulatory compliance and alignment with best market practices.

24.	Subsequent Events

On April 27, 2026, Agibank completed the issuance of R$ 2.5 billion in senior quotas in the 1st issuance of Class A of the Agibank II Limited Liability Credit Rights Investment Fund (FIDC), with a maturity of 120 months, remuneration of CDI + 1.05% per year, and backed by credit rights arising from INSS payroll-deductible loans. The fund was established as a closed-end condominium with limited liability, administered by Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., managed by Oliveira Trust Servicer S.A., and co-managed by Agibank Asset Management LTDA.

On April 29, 2026, the Brazilian Federal Court of Accounts (TCU) issued a ruling indicating the temporary suspension of the granting of new personal loans, credit card loans, and credit card loans with INSS benefits across the entire market, until INSS security measures and internal controls are implemented. If implemented, this measure could affect all INSS operations with all banks, not just those with Agi

57

BOARD OF DIRECTORS

Rosa Rios

Board Member

Aod Cunha de Moraes Junior Conselheiro

Board Member

Gabriel Felzenszwalb

Board Member

Daniel Keprel Goldberg

Board Member

Humberto Goes Linaris

Board Member

EXECUTIVE MANAGEMENT

Marciano Testa

Chief Executive Officer

Glauber Marques Correa

Chief Operating Officer

Rafael de Oliveira Morais

Chief Risk and Controllership

Officer

Lucas Araújo de Aguiar

Chief People and Governance

Officer

Marcello Winik Dubeux

Chief Sales Officer

Vinicius Birkeland Aloe

Chief Technology Officer

Matheus Girardi

Chief Sales Officer

Daniel Antonio Pires

Chief Data and Credit Officer

Daniel Monteiro de Farias

Chief Products Office

58